Exhibit 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE


                                                        Year ended March 31,
(In thousands except per share data)           1995        1994         1993
Primary
Weighted average number of common
  shares outstanding                         45,401      43,341       43,038
Incremental common shares attributable
  to outstanding options                      1,918       1,626        2,690
Total shares                                 47,319      44,967       45,728
Net income                                  $81,591     $ 2,674      $93,811
Net income per share                        $  1.72     $   .06      $  2.05


Fully Diluted
Weighted average number of common
  shares outstanding                         45,401      43,341       43,038
Incremental common shares attributable to:
  Outstanding options                         1,929       1,759        2,753
  6 3/8% convertible subordinated
    debentures                               11,708      11,708       11,708
Total shares                                 59,038      56,808       57,499
Net income:
  Net income                                $81,591     $ 2,674     $ 93,811
  Add interest on convertible subordinated
    debentures, net of tax                    8,128       8,128        8,127
  Adjusted net income                       $89,719     $10,802     $101,938
Net income per share                        $  1.52     $   .19 *   $   1.77



* The primary net income per share is shown in the statements of income for both primary and fully diluted, as the effect of the assumed conversion of the subordinated debentures is anti-dilutive.